

Mail Stop 6010

February 4, 2008

Via Facsimile and U.S. Mail

Mr. Thomas J. Shaw
Chief Executive Officer
Retractable Technologies, Inc.
511 Lobo Lane
Little Elm, TX   75068-0009

      Re: **Retractable Technologies, Inc.**
              Form 10-K for the year ended December 31, 2006
              Filed April 2, 2007
              File No. 1-16465

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note 5. Intangible Assets, page F-14

1.	Please refer to prior comment 5. It appears from your response to prior comment 5 and your revenue recognition policy that you issued significant rebates during the three year period ended December 31, 2006. Please revise future filings to provide the rollforward of your provision for contractual pricing allowances, as required by Rule 5-04 of Regulation S-X.

Item 9A. Controls and Procedures, page 22

2.	Please refer to prior comment 6. We note from your proposed revised disclosure that "the Company had a material weakness in its internal controls and procedures." Given that the error was not detected until after your year ended, it unclear as to how you subsequently concluded "the Company does not believe that there was a material weakness as of the end of the period covered by the report."

Exhibit 31.2

3.	We note your response to prior comment 7. Please amend your filing accordingly.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Eric Atallah at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Branch Chief